Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-167099) of UGI Corporation as amended by Post-Effective Amendment No. 1, filed June 30, 2010, of our report dated June 27, 2014, with respect to the statements of net assets available for benefits of the UGI Utilities, Inc. Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2013, which report appears in Annual Report on Form 11-K for the year ended December 31, 2013 of the UGI Utilities, Inc. Savings Plan.

/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 27, 2014